UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

IGT Announces Retirement of Michael Chambrello

International Game Technology PLC (“IGT”) hereby announces that Michael Chambrello will retire as Chief Executive Officer, North American Lottery, effective January 1, 2018. While the position remains unfilled, Marco Sala, CEO of IGT, will directly manage the North America Lottery business segment.

“I want to thank Mike for the significant accomplishments he and his team have achieved during the past three years,” said Marco Sala. “The strong leadership team Mike helped create has positioned the North America Lottery business segment for continued success. He has chosen to retire and devote his next phase to family and pursuits of a more personal nature. I respect him for that decision and join with all IGT employees in wishing him the very best.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary